Exhibit 99.57

Largo Resources Announces Full Repayment of its Outstanding Debt

All amounts expressed are in U.S. dollars, denominated by “$”

TORONTO—(BUSINESS WIRE)—February 8, 2021—Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to announce that it has prepaid in full all of its outstanding credit facilities in Brazil that were scheduled to mature on March 12 and March 18, 2021, respectively.

The Company completed the prepayment of $24.8 million in aggregate principal amount between the dates of January 29 and February 3, 2021, plus accrued and unpaid interest and all exit fees which were paid at a lower rate than the scheduled interest payable to the end of the maturity dates.

Paulo Misk, President and Chief Executive Officer of Largo, stated: “Largo’s financial position remains strong following the full repayment of the Company’s outstanding credit facilities. After a successful transition year in 2020, which included bringing sales and trading in-house whilst navigating the impacts of the global COVID-19 pandemic, Largo has built up its working capital position to a normalized level and the Company accordingly deemed the credit facilities surplus to its liquidity needs. The Company is now debt-free and we look forward to advancing our strategic growth initiatives with Largo Clean Energy in addition to further fortifying our position as the industry leading source of high-quality vanadium with our VPURETM and VPURE+TM products.” He continued: “We expect 2021 to be an exceptional year for the Company as we look to deliver on our increased annual production and sales targets. Additionally, vanadium prices continue to strengthen in all main markets on the back of robust demand and low inventories. We also believe that the fast-growing renewable energy storage market is expected to significantly drive additional demand growth of vanadium redox flow batteries in the years to come.”

About Largo Resources

Largo Resources is an industry preferred producer and supplier of high-quality vanadium. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURETM and VPURE+TM products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery technology. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURETM, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Contacts

Investor Relations:

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416-861-9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364